# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rising Dragon Acquisition Corp., CIK 0002018145
CUSIP: G7576K107
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 604, Yixing Road, Wanbolin District, Taiyuan City, Shanxi Province, China (F4), 030024
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 273,125; sole dispositive power 0; shared dispositive power 273,125; aggregate amount beneficially owned 273,125 (8% of the class)
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 273,125; sole dispositive power 0; shared dispositive power 273,125; aggregate amount beneficially owned 273,125 (8% of the class)
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 273,125; sole dispositive power 0; shared dispositive power 273,125; aggregate amount beneficially owned 273,125 (8% of the class)
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 273,125; sole dispositive power 0; shared dispositive power 273,125; aggregate amount beneficially owned 273,125 (8% of the class)

## Item 1. Issuer
Name of issuer: Rising Dragon Acquisition Corp.
Address of issuer's principal executive offices: No. 604, Yixing Road, Wanbolin District, Taiyuan City, Shanxi Province, China 030024

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Valence Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 273,125 shares
This is composed of 273,125 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

D. E. Shaw & Co., L.L.C.: 273,125 shares
This is composed of 273,125 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

D. E. Shaw Valence Portfolios, L.L.C.: 273,125 shares

David E. Shaw: 273,125 shares
This is composed of 273,125 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 273,125 shares as described above constituting 8.0% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 273,125 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 8.0%
D. E. Shaw & Co., L.L.C.: 8.0%
D. E. Shaw Valence Portfolios, L.L.C.: 8.0%
David E. Shaw: 8.0%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 273,125 shares
D. E. Shaw & Co., L.L.C.: 273,125 shares
D. E. Shaw Valence Portfolios, L.L.C.: 273,125 shares
David E. Shaw: 273,125 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 273,125 shares
D. E. Shaw & Co., L.L.C.: 273,125 shares
D. E. Shaw Valence Portfolios, L.L.C.: 273,125 shares
David E. Shaw: 273,125 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated August 14, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (08/14/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (08/14/2026)
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (08/14/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (08/14/2026)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.